SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

                        (Amendment No. 7)

            Under the Securities Exchange Act of 1934

                     TALLEY INDUSTRIES, INC.
                     _______________________
                         (Name of Issuer)

                          COMMON STOCK
                          _____________
                 (Title of Class of Securities)

                            874687106
                           __________
                         (CUSIP Number)

                     David J. Levenson, Esq.
            Venable, Baetjer, Howard & Civiletti, LLP
             1201 New York Avenue, N.W., Suite 1000
                      Washington, DC 20005
                         (202) 962-4831
                         ______________
               (Name, Address and Telephone Number
             of Person Authorized to Receive Notices
                       and Communications)

                        February 29, 1996
                        _________________
              (Date of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement
/ /.
                       Page 1 of 10 Pages

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CUSIP No. 874687106                               Page 2 of 10
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Saad. A. Alissa

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):                         / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     992,200

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     992,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     992,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                  / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.88%

14.  TYPE OF REPORTING PERSON:
     IN

CUSIP No. 874687106                               Page 3 of 10

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Abdullatif Ali Alissa Est.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e):                   / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Kingdom of Saudi Arabia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 4 of 10

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Financial Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):           / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     678,100

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     678,100

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     678,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     6.75%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 5 of 10

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     General Investors Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a) /X/
                                                            (b) / /

3    SEC USE ONLY


4.   SOURCE OF FUNDS:
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO    ITEMS 2(d) or 2(e):           / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER


8.   SHARED VOTING POWER
     314,800

9.   SOLE DISPOSITIVE POWER


10.  SHARED DISPOSITIVE POWER
     314,800

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING  PERSON:
     314,800

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES:                                      / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     3.13%

14.  TYPE OF REPORTING PERSON:
     OO

CUSIP No. 874687106                               Page 6 of 10

                          SCHEDULE 13D
                        (Amendment No. 7)


     NOTE: For convenience, Abdullatif Ali Alissa Est. (the "Establishment"), Mr. Saad A. Alissa, General Investors Limited ("GIL") and Financial Investors Limited ("FIL") are sometimes collectively referred to as the "Filing Persons." All capitalized terms used in this Amendment No. 7 and not defined herein shall have the same meaning as in the statement of Saad A. Alissa on Schedule 13D dated August 31, 1994, as amended through the date hereof. Except as expressly stated below, there have been no material changes in the information contained in such
Schedule 13D, as amended.

Item 4.   Purpose of Transaction

     On January 6, 1996, Mr. Alissa exercised his rights as a stockholder of the Company, pursuant to Article II, Section 8 of the Company's Bylaws, to nominate William B. Danzell for election to the Company's Board of Directors at the 1996 Annual Meeting of Stockholders. Mr. Danzell is the President and principal stockholder of Danzell Investment Management Ltd., a South Carolina corporation engaged in the business of providing investment advisory services. Mr. Danzell is the beneficial owner of 2,950 shares of the Company's Common Stock. Mr. Danzell and the Filing Persons have not, through any contract, arrangement, understanding, relationship agreed to act together for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company.

     By letter dated February 29, 1996, Mr. Alissa (i) exercised his rights as a stockholder of the Company, pursuant to Section 220 of the Delaware General Corporation Law, (ii) demanded the right to inspect the Company's stockholder list for the purpose of communicating with other stockholders regarding the Company's business and affairs in general and specifically the matters to be considered and acted upon by the stockholders at the Company's upcoming 1996 Annual Meeting and (iii)designated Mr. Danzell as his attorney-in-fact for purposes of inspection of the stockholder list. By letter dated March 8, 1996, the Company responded to Mr. Alissa's statutory demand by (i) stating, among other things, that it is the Company's

CUSIP No. 874687106                               Page 7 of 10

position that before responding to Mr. Alissa it is incumbent upon the Company to receive assurance from Messrs. Alissa and Danzell that the stockholder communications for which the stockholder list is sought will be in compliance with the Proxy Rules promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, and all other legal requirements and (ii) requiring written assurances from Messrs. Alissa and Danzell that they will comply with the Proxy Rules and other applicable legal requirements in connection with their communications with other stockholders.

     Although it is Mr. Alissa's position that the Company's position and demand for assurances are entirely unjustified and that, as a stockholder of the Company, he has an unconditional right to inspect the stockholder list, and in any event Mr. Alissa intends to comply fully with the Proxy Rules and other applicable legal requirements, in the interest of prompt receipt of the stockholder list
Messrs. Alissa and Danzell intend promptly to provide the written assurances demanded by the Company.

     Once the Company has provided the stockholder list to Mr. Alissa pursuant to his pending demand, the Filing Persons may elect to communicate with other stockholders of the Company regarding, among other things, the nomination of Mr. Danzell for election to the Company's Board of Directors, as well as the Shareholder Proposal submitted by the Filing Persons on November 3, 1995. That Shareholder Proposal recommends that the Board of Directors of the Company, at the earliest practicable date, either (i) redeem all of the Company's preferred stock purchase rights ("Rights") or (ii) submit to a binding vote of the stockholders the question of whether to retain or redeem such Rights and further recommends that the Rights not be extended beyond their original expiration date of April 1, 1996 and that no successor or other rights plan be adopted except pursuant to a vote of the stockholders.

     The Filing Persons' interest in communicating with other stockholders of the Company on the subject of the Shareholder Proposal arises in the context of recent actions of the Company regarding the Rights. In particular, on February 2, 1996, the Company's Board of Directors extended and amended the Rights, notwithstanding the pendency of the Shareholder Proposal and the concerns raised by the Filing Persons in connection therewith. In addition, the Company distributed to its stockholders a letter and related materials dated February 7, 1996, from William H. Mallender, Chairman of the Board, reporting on and attempting to justify the actions of the Company's Board of Directors in amending and extending

CUSIP No. 874687106                               Page 8 of 10

the Rights. In that letter, the Company made no mention of the pending Shareholder Proposal and did not address the issues raised by the Filing Persons in connection with submission of the Shareholder Proposal, including the following:

          (A) The appropriateness of unilateral action by the Company's Board of Directors in adopting (and now extending and amending) the Rights without either stockholder approval or ratification and not in the context of a pending tender offer;

          (B) Potential inhibition of direct stockholder action in a tender offer by permitting Board action without presentation to the stockholders;

          (C) The potentially adverse effect of the Rights on the price of the Company's Common Stock;

          (D) The inhibition of potential tender offers, with a concomitant adverse effect of stockholder value;

          (E) The likelihood that the Rights will permit entrenchment of management, even in circumstances where a tender offer or other management change may be beneficial to some or all of the stockholders of the Company; and

          (F) The likelihood that the existence of the Rights will reduce management's accountability to the Company's stockholders.

     Except for the nomination of Mr. Danzell for election to the Company's Board of Directors and the pending Shareholder Proposal, each to be considered by the Company's stockholders at the upcoming Annual Meeting, the Filing Persons do not have any current plan or proposal which relates to or would result in the following actions, the Filing Persons will continue to evaluate their investment in the Company based on their evaluation of the Company's business, prospects and financial condition, the market for the Company's Common Stock, other opportunities available to the Filing Persons, general economic conditions and other factors, and may formulate plans or proposals which could relate to or result in one or more such actions, which consist of the following:

          (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as otherwise contemplated by this Schedule
13D, as amended;

CUSIP No. 874687106                               Page 9 of 10

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries;

          (d) any change in the present Board of Directors or management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) any material change in the present capitalization or dividend policy of the Company;

          (f) any other material change in the Company's business or corporate structure;

          (g) changes in the Company's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          There has been no change in the Filing Persons' beneficial ownership since the last transaction reported in the last amendment (Amendment No. 6) to this Schedule 13D.

CUSIP No. 874687106                               Page 10 of 10


                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   ABDULLATIF ALI ALISSA EST.



Dated: March __, 1996         By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, President



Dated: March __, 1996              /s/ Saad A. Alissa
                                   ___________________________
                                   Saad A. Alissa



                                   FINANCIAL INVESTORS LIMITED



Dated: March __, 1996         By:  /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary



                                   GENERAL INVESTORS LIMITED



Dated: March __, 1996          By: /s/ Saad A. Alissa
                                   __________________________
                                   Saad A. Alissa, Secretary